APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

PureGrindFitness LLC
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt			-
Total Current Liabilities			-
Long-Term Liabilities:			
Notes Payable			-
Mortgage Payable			-
Less: Current portion of Long-term debt			-
Total Long-Term Liabilities			-
EQUITY			
Capital Stock/Partner's Equity			-
Opening Retained Earnings			-
Dividends Paid/Owner's Draw			-
Net Income (Loss)			-
Total Equity			-
TOTAL LIABILITIES & EQUITY		$	-
Balance Sheet Check			-

Pure Grind Fitness LLC
Income Statement - unaudited
For the periods ended 12/31/2020

	Current Period
	1/1/2020 to 12/31/2020
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	-
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TA -

NET INCOME (LOSS) $ -

I, Demarta Johnson, certify that:

1. The financial statements of Pure Grind Fitness included in this Form are true and complete in all material respects; and
2. The tax return information of Pure Grind Fitness has not been included in this Form as Pure Grind Fitness was formed on 08/11/2020 and has not filed a tax return to date.

Signature   *Demarta Johnson*

Name: Demarta Johnson

Title: Owner